CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$4,659,000	$332.19

Pricing supplement no. 851 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 169-A-I dated July 29, 2009	Registration Statement No. 333-155535 Dated October 1, 2010 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,659,000 Single Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due April 6, 2011

General

  The notes are designed for investors who seek a single fixed Payment at Maturity if the S&P GSCI™ Crude Oil Index Excess Return (the “Index”) level is at or above the Initial Index Level on the Final Valuation Date. If the level of the Index is not at or above the Initial Index Level on the Final Valuation Date, investors are protected against up to a 10% decline of the Ending Index Level but if the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of the principal amount of notes for every 1% decline in the Ending Index Level as compared to the Initial Index Level. You will lose some or all of your principal if the Ending Index Level declines by more than 10% from the Initial Index Level. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a single fixed payment if the Ending Index Level is above the Initial Index Level. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured debt obligations of JPMorgan Chase & Co. maturing April 6, 2011†.
  Minimum denominations of $20,000 and $1,000 thereafter.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 169-A-I, will supersede the terms set forth in product supplement no. 169-A-I.
  The notes priced on October 1, 2010 and are expected to settle on or about October 6, 2010.

Key Terms

Index:	S&P GSCI™ Crude Oil Index Excess Return
Payment at Maturity:

If the Index Ending Level is greater than or equal to the Initial Index Level, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a premium of 10.20%.

Notwithstanding anything to the contrary in the accompanying product supplement no. 169-A-I, for purposes of these notes, if the Ending Index Level declines from the Initial Index Level by less than 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% decline in the Ending Index Level beyond 10%, as compared to the Initial Index Level and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Final Index Return + 10.00%) × 1.1111]

If the Ending Index Level has declined by more than 10% from the Initial Index Level, you will lose some or all of your initial principal amount note at maturity.

Buffer Amount:	10%
Downside Leverage Factor:	Notwithstanding anything to the contrary in the accompanying product supplement no. 169-A-I, for purposes of these notes, the downside leverage factor is 1.1111.
Final Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	504.1891, which was the Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Final Valuation Date.
Final Valuation Date:	April 1, 2011
Maturity Date†:	April 6, 2011
CUSIP:	48124AK63

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 169-A-I or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 169-A-I and in “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” herein.

Investing in the Single Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 169-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 169-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$ 5	$ 995

Total	$4,659,000	$ 23,295	$ 4,635,705

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits of $5.00 per $1,000 principal amount note, that our affiliates will receive in consideration for assuming the risk inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 169-A-I.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-5 of this pricing supplement for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-5 of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 1, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 169-A-I dated July 29, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 24, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 169-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 169-A-I dated July 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002972/e36072_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The following additional terms shall apply to the notes:

Commodity Hedging Disruption Event

Notwithstanding anything to the contrary in the accompanying product supplement no. 169-A-I, for purposes of these notes, “commodity hedging disruption event” means:

“(a) due to (i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or (ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodities Futures Trading Commission or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary (or upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for us to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge our obligations under the notes (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) (“hedge positions”), including (without limitation) if such hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, reestablish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).”

JPMorgan Structured Investments — Single Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due April 6, 2011	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following table illustrates the hypothetical total return on the notes that could be realized on the Final Valuation Date for a range of movements in the Index as shown under the column “Final Index Return.” The following table assumes an Initial Index Level of 500 (which is not the actual Initial Index Level applicable to these notes). The table reflects the Buffer Amount of 10%, the Downside Leverage Factor of 1.1111 and a premium amount of 10.20%, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes at maturity. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Hypothetical	Hypothetical	Hypothetical Return on the Notes on the
Ending Index Level	Index Return	Maturity Date

900.00	80.00%	10.2000%
850.00	70.00%	10.2000%
800.00	60.00%	10.2000%
750.00	50.00%	10.2000%
700.00	40.00%	10.2000%
650.00	30.00%	10.2000%
600.00	20.00%	10.2000%
575.00	15.00%	10.2000%
550.00	10.00%	10.2000%
525.00	5.00%	10.2000%
512.50	2.50%	10.2000%
505.00	1.00%	10.2000%
500.00	0.00%	10.2000%
475.00	-5.00%	0.0000%
450.00	-10.00%	0.0000%
425.00	-15.00%	-5.5555%
400.00	-20.00%	-11.1111%
350.00	-30.00%	-22.2222%
300.00	-40.00%	-33.3333%
250.00	-50.00%	-44.4444%
200.00	-60.00%	-55.5555%
150.00	-70.00%	-66.6666%
100.00	-80.00%	-77.7777%
50.00	-90.00%	-88.8888%
0.00	-100.00%	-100.0000%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 500 to an Ending Index level of 575. Because the Ending Index Level of 575 is greater than the hypothetical Initial Index Level of 500, the investor receives the premium of 10.20%, which corresponds to a payment of $1,102 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 500 to an Ending Index level of 475. Because the Ending Index Level of 475 is less than the Initial Index Level of 500 by not more than the Buffer Amount of 10.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 500 to an Ending Index Level of 250. Because the Ending Index Level of 250 is less than the Initial Index Level of 500 by more than the Buffer Amount of 10.00%, the investor receives a payment at maturity of $555.56 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50% + 10%) x 1.1111] = $555.56

Example 4: The level of the Index decreases from the Initial Index Level of 500 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Initial Index Level of 500 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $0 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-100% + 10%) x 1.1111] = $0

Selected Purchase Considerations

  LIMITED APPRECIATION POTENTIAL — If the Ending Index Level is greater than or equal to the Initial Index Level on the Final Valuation Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a premium of 10.20%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to the Buffer Amount of 10.00%. If the Ending Index Level declines by more than 10.00%, you will lose 1.1111% of the principal amount for every 1% decline of the Ending Index Level over the term of the notes beyond 10.00%. If the Index Return is -90.00%, you will lose your entire investment.
  POTENTIAL RETURN AT MATURITY, EVEN IF THE INDEX RETURN IS ZERO ON SUCH REVIEW DATE — You will receive a premium of 10.20%, even if the Ending Index Return is 0%.
  RETURN LINKED TO THE S&P GSCI™ CRUDE OIL INDEX EXCESS RETURN — The return on the notes is linked solely to the S&P GSCI™ Crude Oil Index Excess Return, a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor’s, a division of the McGraw-Hill Companies. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Crude Oil Index Excess Return provides investors with a

JPMorgan Structured Investments — Single Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due April 6, 2011	PS-2

  publicly available benchmark for investment performance in the crude oil commodity markets. The S&P GSCI™ Crude Oil Index Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated crude oil futures contracts). By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. As presently constituted, the only contracts used to calculate the Index are the West Texas Intermediate (“WTI”) crude oil futures contracts traded on the New York Mercantile Exchange (“NYMEX”). The Index also takes into account the trading volume of the IntercontinentalExchange WTI crude oil futures contracts. The WTI crude oil futures contracts included in the Index change each month because the contracts included in the Index at any given time are currently required to be the WTI crude oil futures contracts traded on the NYMEX with the closest expiration date (the “front-month contract”). The front-month contract expires each month on the third business day prior to the 25th calendar day of the month. The Index incorporates a methodology for rolling into the contract with the next closest expiration date (the “next-month contract”) each month. Assuming that markets are not disrupted or “limit up” or “limit down,” the Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Index. See “The GSCI Indices” in the accompanying product supplement no. 169-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 169-A-I. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as “contingent payment debt instruments,” as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 169-A-I.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in crude oil. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 169-A-I dated July 29, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the Ending Index Level has declined by more than 10% from the Initial Index Level, you will lose 1.1111% of your principal amount at maturity for every 1% decline in the Ending Index Level beyond 10%, as compared to the Initial Index Level. You may lose up to 100% of your initial investment.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  LIMITED RETURN ON THE NOTES — The potential gain on your notes will be limited to the premium of 10.20% regardless of the appreciation of the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Final Valuation Date, you may receive a lower payment at maturity than you would have if you had invested securities linked directly to the Index.
  COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX — Market prices of the commodity futures contracts underlying the Index tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic

JPMorgan Structured Investments — Single Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due April 6, 2011	PS-3

  events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the level of the Index, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. The effect on the value of the notes of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest. In addition, the United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in commodity futures contracts. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the level of the Index and your payment, if any, at maturity. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 169-A-I for more information.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts underlying the Index. The Index is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts.
  SUSPENSIONS OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a trading day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” There can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Index. The presence of contango in the commodity markets (i.e., where the prices for the relevant futures contracts are higher in the distant delivery months than in nearby delivery months) could result in negative “roll yields,” which could adversely affect the value of the Index and thus the value of notes linked to the Index.
  THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITIES INDEX — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on crude oil and non-crude oil commodities, the Index comprises contracts on only crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader S&P GSCI™. In addition, because the Index omits principal market sectors composing the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX, AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not

JPMorgan Structured Investments — Single Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due April 6, 2011	PS-4

  designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility, frequency and magnitude of changes in the level of the Index;
    supply and demand trends at any time for the physical commodities upon which the futures contracts that compose the Index or the exchange traded futures contracts on such commodities;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the Index are based or the exchange traded futures contracts on such commodities;
    interest and yield rates in the market;
    a variety of economic, financial, political, regulatory, geographical or judicial events that affect commodities markets generally or the futures contracts underlying the Index; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level from January 7, 2005 through October 1, 2010. The Index closing level on October 1, 2010 was 504.1891. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-48 of the accompanying product supplement no. 169-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee of $5.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Single Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due April 6, 2011	PS-5